FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
December 2, 2008
Manulife Financial bolsters its capital position
TORONTO — Manulife Financial Corporation (MFC) will further strengthen its financial and capital position by issuing $2.125 billion in common equity which would raise its regulatory capital ratio to one of the highest levels in the Company’s history.
Specifically, $1.125 billion is being sold by way of private placement to eight existing institutional investors and $1 billion to a syndicate of underwriters in a “bought deal” public offering. The purchase price of the shares acquired by the private placement investors and under the public offering is $19.40 per share. The private placement investors will receive a commitment fee equal to 2.062% of their individual commitments. The private placement and the public offering are expected to close on or about December 11, 2008. Concurrently, MFC will reduce its credit facility with the Canadian banks that was announced on November 6, 2008 to $2 billion.
On a pro forma basis, after giving effect to the $2.125 billion of common equity and the remaining $2 billion credit facility, and reflecting global equity market levels as of the end of November 2008, the consolidated capital ratio or MCCSR is estimated to be approximately 235%, one of the highest in the company’s history.
“This issue of common shares along with the renegotiated credit facilities will noticeably bolster our already strong capital position” said Dominic D’Alessandro. “These transactions provide us with the flexibility to absorb the accounting impact of future volatility in financial markets and, as importantly, will allow us to take advantage of acquisition opportunities that are emerging out of the current industry environment.”
MFC also provided an update on its expected earnings for 2008. Assuming global equity markets closed at the end of November 2008 levels, net income for the year is estimated to be approximately $900 million.
“We are disappointed with this poor performance,” said Dominic D’Alessandro. “It is primarily due to the unprecedented decline in worldwide equity markets which for the 11 months ended November 30, 2008 are down by 33% in Canada, 39% in the U.S. and by an average of 45% in Asia. However, our business fundamentals continue to be very solid, as evidenced by our strong insurance sales and new business embedded value growth.”
As a result of these market declines, MFC also expects to increase its reserves for variable annuity guarantees to approximately $5.0 billion at December 31, 2008, up from $526 million at the beginning of the year, notwithstanding that potential payments under such guarantees would occur seven to 30 years in the future.

For the two months ended November 30, 2008, equity markets have declined by 21% in Canada, 23% in the U.S. and 24% in Japan. As a result, an estimated increase in reserves for variable annuities of approximately $2.7 billion is expected to be recorded in the fourth quarter if equity markets remain unchanged. Primarily because of this anticipated increase in reserves for variable annuities, and also due to the effect on investment and other revenue of sharply lower equity markets, an estimated loss for the fourth quarter of approximately $1.5 billion is anticipated.
“It is important to note that the increase in reserves represents a non-cash charge which has been estimated as if the equity market deterioration was permanent. While conservative, this approach ensures that we have a very strong balance sheet”, noted Mr. D’Alessandro. “Should markets recover, as one would normally expect, these reserves would be released into income.”
The common shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.
MFC has granted the underwriters an over-allotment option, exercisable in whole or in part at any time up to 30 days after closing, to purchase up to an additional $150 million in common shares at the same offering price. Should the over-allotment option be exercised in full, the total gross proceeds of the public offering would be $1.150 billion.
The information in this release regarding estimates for the year and the current fiscal quarter is based on current estimates and assumptions and may change.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were $385.3 billion (US$363.5 billion) as at September 30, 2008.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:	Investor Relations:
Laurie Lupton	Amir Gorgi
(416) 852-7792	1-800-795-9767
laurie_lupton@manulife.com	investor_relations@manulife.com

Caution Regarding Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect to our net income for the year ended and for the fourth quarter ended December 31, 2008, pro forma MCCSR ratio, as well as statements with respect to charges for variable annuities. The forward-looking information contained in this document is presented for the purposes of assisting our shareholders and analysts in understanding our financial position as at the date of this release and may not be appropriate for other purposes. Forward-looking statements are generally identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.
Specifically, our estimates of net income for the year ended and for the fourth quarter ended December 31, 2008 reflect estimated normalized earnings for the quarter adjusted for the anticipated impact of an overall decline of 25% in equity markets during that quarter. If market declines for the fourth quarter are greater or less than 25%, the foregoing estimates may differ materially.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties), level of competition and consolidation, changes in laws and regulations, currency rates and Company liquidity, our ability to implement effective hedging strategies, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our Third Quarter 2008 Report to Shareholders as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis in our most recent Annual Report, in the “Risk Management” note to our most recent annual and interim reports, and elsewhere in our filings with Canadian and U.S. securities regulators. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.